Form of Letter to Stockholders

                            [iPARTY CORP. LETTERHEAD]

                                November 12, 2001

To Our Stockholders:

            On November 9, 2001, the Board of Directors of iParty Corp., (the "Company"), adopted a Shareholder Rights Plan. As part of that Plan, the Board declared a dividend distribution of one Series G Junior Preferred Stock Purchase Right on each outstanding share of the Company's Common Stock and each outstanding share of the Company's Preferred Stock on an as converted basis. A Summary of Rights explaining the terms of the Rights is enclosed herewith.

            The action taken increases your Board's ability to represent the interests of stockholders of the Company effectively in the event of an unsolicited takeover attempt. Currently, the Board is not aware of any hostile effort to acquire the Company. The Board considers these Rights to be an appropriate means of protecting both your right to retain your equity investment in the Company and the full value of that investment. Many other companies have issued rights similar to those approved by the Board.

            The distribution of these Rights is not intended to prevent a takeover of the Company on terms beneficial to its stockholders and, in fact, will not do so. It may, however, deter an attempt to acquire the Company in a manner or on terms that the Board determines not to be in the best interests of its stockholders. The Rights are designed to deal with the very serious problem of a takeover attempt that deprives the Company's Board and its stockholders of any real opportunity to determine the destiny of the Company. The Rights also are intended to protect the Company and its stockholders against unfair takeover tactics that often unfairly pressure stockholders to sell their investments at less than full value.

            The Rights may be redeemed by the Company at $0.001 per Right prior to the date on which a single acquiror or group acquires beneficial ownership of ten percent (10%) or more of the Company's voting stock (with certain exceptions), under the circumstances set forth in the Rights Agreement. The Rights should not interfere with negotiated merger or other business combination approved by the Board.

            Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no present dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you under current U.S. federal income tax law, and will not change the
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way in which the Company's shares of Common Stock may be traded. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

            The Board was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. The Board carefully considered those views and concluded that the arguments are speculative and unconvincing and certainly do not justify leaving stockholders with less effective protection against unfair treatment by an acquiror who, after all, would be seeking its own advantage, not yours. The Board believes that these Rights represent a sound, reasonable and appropriate means of addressing the complex issues of corporate policy developed as a response to the threat of coercive takeovers.

            In declaring the Rights dividend, we have expressed our confidence in iParty Corp.'s future and we believe we have increased your ability to participate in that future.

                                                     Sincerely,


                                                     Sal Perisano
                                                     Chief Executive Officer


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                                SUMMARY OF RIGHTS

            Term: 10 years

            Exercise price: $2.00 for each one one-hundredth (1/100) of a share of Series G Junior Preferred Stock (the "Series G Preferred Stock"), subject to certain antidilution adjustments.

            Rights detach and become exercisable: Upon the close of business on the day which is the earlier of (i) the tenth (10th) day following a public announcement that a person or group has acquired beneficial ownership of ten percent (10%) or more of the voting power of the outstanding Capital Stock of the Company and thereby becomes an Acquiring Person, or (ii) the tenth (10th) business day (or such later date as may be determined by the Board prior to such time as any person or group becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of fifteen percent (15%) or more of the voting power of the Company's outstanding Capital Stock (even if no shares are actually purchased pursuant to such offer); prior thereto, the Rights would not be exercisable, would not be represented by a separate certificate, and would not be transferable apart from the Capital Stock. An Acquiring Person would not include
            (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed, established or holding Capital Stock for or pursuant to the terms of any such plan, or (D) any person or group (i) whose ownership of ten percent (10%) or more of the voting power of the Capital Stock then outstanding results solely from any action, transaction or transactions approved by the Board before such person or group became an Acquiring Person, (ii) whose ownership of ten percent (10%) or more of voting power of the Capital Stock then outstanding results solely from a reduction in the number of issued and outstanding shares of Capital Stock pursuant to a transaction or transactions approved by the Board (provided that any person or group that does not become an Acquiring Person by reason of clause
            (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional one percent (1%) of the voting power of the Capital Stock unless such acquisition of additional Capital Stock, will not result in such person or group becoming an Acquiring Person by reason of such clause (i) or (ii)) or (iii) Robert H. Lessin; iParty LLC; Ajmal Khan; Roccia Partners, L.P.; Boston Millenia Partners, LP; HMTF-iPC, LLC; or Taymark; each of which has identified themselves as a 10% holder or more of Voting Stock of the Company as of November 9, 2001; provided that each of such Persons shall become an Acquiring Person in the event such Person hereafter acquires Beneficial Ownership of more than Five percent (5%) of the Voting Stock of the Company during any Twelve (12) month period.

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            "Flip-Over" Feature (protection in a merger): Once the Rights become exercisable, unless they are earlier redeemed, if

                        (i) the Company were to be merged into or consolidated with another entity (whether or not related to a ten percent (10%) stockholder),

                        (ii) the Company were to merge with another entity (whether or not related to a ten percent (10%) stockholder) and be the surviving corporation, but any shares of the Company's Capital Stock were changed into or exchanged for other securities or assets, or

                        (iii) more than fifty percent (50%) of the Company's
                              assets or earning power were to be sold in one or a series of related transactions,

            then each Right then outstanding would "flip-over" and would require that its holder be entitled to buy, at the Exercise Price, that number of shares of common stock of the acquiring company which at the time of the merger or sale would have a market value of two (2) times the exercise price of the Right (i.e., a discount of fifty percent (50%)). Thus, if an acquiring company's common stock at the time of the merger or sale were trading at $37.50 per share, each Right, assuming an exercise price of $75, would entitle its holder to purchase four (4) shares of such acquiring company's common stock for such exercise price. Any business combination not providing for the issuance of common stock of the acquiring company in compliance with such provisions would be prohibited.

            "Flip-In" Feature: Unless the Rights are earlier redeemed, if a person or group becomes an Acquiring Person (other than pursuant to a Qualifying Tender Offer), each Right not owned by such Acquiring Person would become exercisable, at the Exercise Price, for that number of shares of Series G Junior Preferred Stock which at the time of such transaction would have a market value of two (2) times the Exercise Price of the Right.

            Redemption: The Rights would be redeemable by the Board at a price of $0.001 per Right at any time prior to the earlier of (i) the date on which a person or group acquires beneficial ownership of ten percent (10%) or more of the voting power of the Company's Capital Stock or (ii) their final expiration date. Thus, the Rights would not interfere with a negotiated merger or a "white knight" transaction even after a tender offer on unfavorable terms had been commenced. Unless redeemed, the Rights could, however, interfere with a "white knight" transaction which could not be effected by the time a person or group acquires beneficial ownership of at least ten percent (10%) of the Company's Capital Stock.


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                         SERIES G JUNIOR PREFERRED STOCK

            The Company's Series G Junior Preferred Stock purchasable upon exercise of the Rights will be non-redeemable. The terms of the Series G Junior Preferred Stock as described below will be set forth in a Certificate of Designations approved and adopted by resolution of the Board, without any action by the stockholders of the Company, pursuant to the power vested in the Board in the Company's Restated Certificate of Incorporation, as currently in effect. Unless otherwise provided by the Board in connection with the creation of a subsequent series of preferred stock, the Series G Junior Preferred Stock will be subordinate to all other series of the Company's preferred stock.

            Dividends: Upon issuance, each share of Series G Junior Preferred Stock will be entitled to receive when, as and if declared, a cash dividend in an amount equal to one hundred (100) times the dividend, if any, declared on the Common Stock.

            Liquidation Preference: In the event of liquidation, the holders of the Series G Junior Preferred Stock will be entitled to receive a liquidation payment for each share of Series G Junior Preferred Stock in an amount equal to the greater of $0.001 per one one-hundredth (1/100) share or one hundred (100) times the payment made per share of Common Stock.

            Voting: Each share of Series G Junior Preferred Stock will have one hundred (100) votes and will vote together with the Common Stock.

            Mergers, Consolidations, etc.: In the event of any merger, consolidation or other transaction in which shares of the Company's Common Stock are exchanged, each share of Series G Junior Preferred Stock will be entitled to receive one hundred (100) times the amount received by each share of Common Stock.

            Dilution Adjustments: The rights of the Series G Junior Preferred Stock as to dividends, liquidation and voting would be protected by antidilution provisions.